Exhibit 12

Sunstone Hotel Investors, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratio amounts)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2010	2009	2008	2007

Earnings:
Income (loss) from continuing operations	$48,122	$(30,063)	$(43,693)	$27,829	$28,596
Continuing operations:
Equity in (earnings) losses of unconsolidated joint ventures	(21)	(555)	27,801	1,445	3,558
Distributions from unconsolidated joint ventures	—	900	500	5,675	—
Interest expense and amortization of deferred financing fees	82,965	70,174	75,869	82,489	76,767
Interest portion of rental expense	6,125	3,218	3,226	3,235	3,241
Discontinued operations:
Interest expense and amortization of deferred financing fees	567	17,828	23,368	19,305	26,487
Interest portion of rental expense	—	133	163	165	169
Total earnings	$137,758	$61,635	$87,234	$140,143	$138,848

Combined Fixed Charges and Preferred Stock Dividends:
Continuing operations:
Interest expense and amortization of deferred financing fees	$82,965	$70,174	$75,869	$82,489	$76,767
Interest portion of rental expense	6,125	3,218	3,226	3,235	3,241
Preferred dividends	27,321	20,652	20,749	20,884	20,795
Discontinued operations:
Interest expense and amortization of deferred financing fees	567	17,828	23,368	19,305	26,487
Interest portion of rental expense	—	133	163	165	169
Total combined fixed charges and preferred stock dividends	$116,978	$112,005	$123,375	$126,078	$127,459

Ratio of earnings to combined fixed charges and preferred stock dividends	1.18	—	—	1.11	1.09

Deficiency of earnings to combined fixed charges and preferred stock dividends	$—	$(50,370)	$(36,141)	$—	$—